May 14, 2014

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Entegra Financial Corp.

Registration Statement on Form S-1

Filed March 18, 2014

File No. 333-194641

Dear Mr. Webb:

On behalf of Entegra Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Company’s Registration Statement on Form S-1 filed by the Company on March 18, 2014.

The Amended Registration Statement is filed in response to the staff’s comment letter dated April 14, 2014. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and, where applicable, have indicated where the Registration Statement has been revised in response to the comments.

Cover Page

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Neither the Company, nor anyone authorized by the Company, has provided any written communications to potential investors in reliance on Section 5(d) of the Securities Act. No research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in the Company’s offering.

Mr. Mark S. Webb

May 14, 2014

Summary

Operating Strategy and Reasons for the Conversion

Improve Profitability, page 8

2.	We note your disclosure on page 9 that you intend to diversify your current geography and product mix by expanding your commercial banking operations in markets outside of western North Carolina. Please provide more detail with respect to your plans.

Response: The Company recognizes that its current loan portfolio is heavily dependent on real estate in western North Carolina, and the majority of the Bank’s noninterest income is the result of residential mortgage banking business and retail customer service fees. Following the completion of the conversion and the stock offering, the Company intends to use some of the net proceeds from the offering to fund new loans to small- and medium-sized businesses, including SBA and commercial loans – so as to mitigate its dependency on real estate loans and retail customers. In addition, the Company intends to explore lending opportunities in larger, contiguous markets, including Asheville and Charlotte, North Carolina, and Greenville, South Carolina – so as to mitigate its dependency on the western North Carolina market. Currently, the Company has no firm plans to offer any specific new products, or open any new branch offices.

Risk Factors

We will need to implement additional finance and accounting systems…, page 34

3.	Revise this paragraph to reflect the fact that you are an emerging growth company. Specifically, revise the implication that you will be required to maintain effective disclosure controls and procedures and internal control over financial reporting.

Response: The paragraph has been revised in response to this comment.

Selected Consolidated Financial and Other Data, page 38

4.	Please revise to clearly mark all of your non-GAAP measures as such and to provide a cross reference to the reconciliation of the measure to its nearest GAAP measure.

Response: The non-GAAP measures have been removed.

Mr. Mark S. Webb

May 14, 2014

Historical and Pro Forma Regulatory Capital Compliance, page 47

5.	We note your disclosure that at December 31, 2013, the Bank did not satisfy one of the elevated capital levels required by the Consent Order. Please revise this statement, and similar statements throughout the prospectus, to specifically identify the provision of the Consent Order with which the Bank has failed to comply.

Response: This and similar statements throughout the prospectus have been revised to specifically reference the provision of the Consent Order requiring the Bank to maintain a minimum 8.0% tier 1 leverage capital ratio.

Capitalization, page 49

6.	Please revise to delete the pro forma total stockholders’ equity as a percentage of pro forma assets measure for the actual period ended December 31, 2013, or advise.

Response: The table has been revised in response to this comment.

Lending Activities, page 61

7.	We note that you do not currently offer interest only loans and that you do not offer negative amortization loans. Please revise to clarify if you have any of these products or other hybrid loans in your loan portfolio for the periods reported in the financial statements. If you do, please revise to describe and quantify them.

Response: At March 31, 2014, the Bank had no negative amortization loans or other hybrid products, and only four interest-only mortgage loans having an aggregate balance of approximately $764,000. Based on the immaterial amount of these products, the Company does not believe that further disclosure in the Amended Registration Statement is meaningful or necessary.

Real Estate Held for Investment, page 92

8.	Please revise to provide a discussion of management’s policy for investing and leasing real estate acquired through foreclosure. Please also tell us more about the property’s primary use, the estimated depreciable life, and the gross and net income from the investment and whether the acquisition and lease of foreclosed properties represents a new loan workout or investment strategy.

Response: Additional narrative has been added to this section in response to this comment.

Mr. Mark S. Webb

May 14, 2014

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 105

9.	Please revise to disclose the total of sold loans that are subject to repurchase obligations.

Response: The narrative in this section has been revised as follows, in response to this comment:

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. In addition, we enter into commitments to sell mortgage loans. For additional information, see Note 21. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in this prospectus.

We are also required to periodically repurchase or reimburse Fannie Mae for representation and warranty losses incurred. These reimbursement losses have not been material, averaging approximately $0.1 million per year over the last eight years of loss history. We maintained a reserve of $0.3 million as of March 31, 2014 and December 31, 2013, which we believe is adequate to cover any future reimbursement losses. At March 31, 2014 and December 31, 2013, $244.5 million and $255.5 million, respectively, of sold loans were subject to repurchase obligations.

Our Management

Director Consultation Plan, page 130

10.	Revise your disclosure to state whether you anticipate paying an amount to former directors that is similar to what was paid in the year ended December 31, 2013. Please describe any significant differences.

Response: Additional narrative has been added to this section in response to this comment.

Meetings and Committees of the Board of Directors, page 130

11.	You state on page 131 that the audit committee meets quarterly and on an as needed basis. However, you also disclose that the audit committee met three times in 2013. Please explain why the audit committee did not meet on at least a quarterly basis during the year ended December 31, 2013.

Mr. Mark S. Webb

May 14, 2014

Response: The Company confirms that the Audit Committee met four times during the year ended December 31, 2013. The sentence has been revised accordingly.

Compensation Discussion

Deferred Compensation, Retirement and Other Benefits

Salary Continuation Agreements, page 137

12.	Please file the salary continuation agreements described in this section as exhibits to the registration statement.

Response: The salary continuation agreements described in this section have been filed as exhibits to the Amended Registration Statement.

Summary Compensation Table, page 140

13.	We note that Mr. Plemens receives fees for his service as a member of the board of directors. Please explain the rationale for providing such compensation in addition to the compensation he receives as CEO.

Response: In setting Mr. Plemens’ compensation, the Compensation Committee does not take into consideration Mr. Plemens’ service as a member of the boards of directors of the Bank and Macon Bancorp, or any committees thereof. Consistent with past practice, and with other peer financial institutions in North Carolina, Mr. Plemens is compensated separately for his service as a member of the boards of directors.

Employment Agreements, page 141

14.	Revise your disclosure to include the salary continuation agreements described on page 137.

Response: The salary continuation agreements are not employment agreements. They are benefit agreements, disclosed in detail under the heading “Deferred Compensation, Retirement and Other Benefits.”

Mr. Mark S. Webb

May 14, 2014

Benefits to be Considered Following Completion of the Conversion

Employment Agreements, page 142

15.	We note that Mr. Plemens’ employment agreement provides for a base salary that reflects a 20% increase to the base salary that he received for the year ended December 31, 2013. Please explain how the board determined that the salary increases for the named executive officers are appropriate, taking into account the company’s reported losses for the year ended December 31, 2013.

Response: The Compensation Committee is responsible for providing general oversight regarding the personnel, compensation and benefits matters of the Bank, including the compensation received by the Chief Executive Officer and President, Mr. Plemens and the other named executive officers. All of the members of this committee are independent directors, as defined in the listing standards of The NASDAQ Stock Market.

In 2014, the Committee reviewed the base salary for Mr. Plemens and each of the other members of senior management in connection with its preparation of the employment and change of control agreements and severance and non-competition agreements that the Company and the Bank intends to enter into upon the successful completion of the conversion and stock offering and receipt of any necessary regulatory approvals. The Committee considered a number of factors in arriving at recommended base salaries, including (i) the significant improvements in the financial condition and results of the Bank in recent periods, including $2.1 million net income reported in the first quarter 2014, which improvements were acknowledged by the Federal Deposit Insurance Corporation’s termination of the Consent Order in April 2014, and (ii) the additional responsibilities that senior management will undertake following the completion of the offering, including those related to the Company becoming a public company.

The Conversion

General, page 148

16.	On page 149, you may not qualify the summary of the conversion by reference to the provisions of the plan of conversion. Please revise to state that all material information has been included.

Response: The paragraph has been revised in response to this comment.

Share Pricing and Number of Shares to be Issued, page 151

17.	Please add information listing the fees paid to RP Financial for its valuation report and confirm that there has been no other material relationship between Entegra or the Bancorp and RP. Please add similar information regarding Sandler O’Neill on page 162.

Mr. Mark S. Webb

May 14, 2014

Response: Details of the fees payable to RP Financial for its valuation report and each update are provided in the section entitled “Share Pricing and Number of Shares to be Issued” on page 122 of the Amended Registration Statement. No other material relationship between Entegra or Bancorp and RP has existed during the past two years. RP Financial previously served as Entegra’s independent appraiser in connection with the Registration Statement on Form S-1 filed by Entegra on June 10, 2011 (SEC File No. 333-174826), which registration statement was withdrawn on November 9, 2011.

Details of the fees payable to Sandler O’Neill for its service as Entegra’s marketing agent and records management agent are provided in the sections entitled “Marketing and Distribution; Compensation” and “Records Management” on pages 128 and 129 of the Amended Registration Statement. No other material relationship between Entegra or Bancorp and Sandler O’Neill has existed during the past two years.

Legal Matters, page 177

18.	Revise to add the locations of the entities to pass upon the shares.

Response: The paragraph has been revised in response to this comment.

Macon Bancorp and Subsidiaries Consolidated Financial Statements, page F-(i)

19.	Please revise the index to the financial statements to disclose why the financial statements presented are not those of the registrant.

Response: The following footnote has been added to the index in response to this comment:

The financial statements of Entegra Financial Corp. have been omitted because Entegra Financial Corp. has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

Note 5. Allowance for Loan Losses, page F-23

20.	Please revise the table on page F-30 that sets forth delinquency analysis of loans by class to disaggregate the 30-89 days past due category, enabling a reader to see how loans are migrating across delinquency categories. Refer to ASC 310-10-55.

Response: The financial statements have been revised in response to this comment.

Mr. Mark S. Webb

May 14, 2014

Exhibit 8.1

21.	Please delete assumption 3 since it appears to be a factual matter you can ascertain.

Response: The assumption has been deleted in response to this comment.

22.	Please delete the paragraph beginning “No opinion is expressed with regard….” You must opine on all material tax matters.

Response: The paragraph has been deleted in response to this comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact me at 336-271-3192.

Sincerely,

/s/ Iain MacSween
Iain MacSween, Esq.

/fhs

Enclosure

cc:	Roger D. Plemens, President and Chief Executive Officer, Entegra Financial Corp.